2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
March 7, 2007	Trading Symbol TSX - PDL
AMEX - PAL

North American Palladium Appoints New Chief Financial Officer

Toronto, Ontario - North American Palladium Ltd. is pleased to announce the appointment of Fraser Sinclair, C.A. to the position of Vice-President, Finance and Chief Financial Officer effective April 1, 2007.

Mr. Sinclair brings over twenty years of senior management experience and has a diverse industry background with TSX and NASDAQ listed companies. His senior management experience includes financial management, strategic planning, financings, acquisitions and corporate restructurings.

Prior to joining North American Palladium, Mr. Sinclair ran his own independent consulting practice providing senior level financial and business advisory services. Assignments included involvement in a $40 million private equity financing and an income trust initial public offering. Mr. Sinclair has been Chief Financial Officer of three publicly traded companies, for one of which he supported the successful completion of a $50 million bought deal equity financing. Mr. Sinclair earned his C.A. designation with the accounting firm Arthur Young & Company and has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa.

“Fraser’s talents are ideally suited to North American Palladium at this stage in our development," stated Jim Excell, President and Chief Executive Officer. "He brings a depth of experience to our organization and his proven track record as a senior financial executive with publicly-held companies will be invaluable as we enter an exciting phase of our development projects in Canada and Finland”.

North American Palladium’s Lac des Iles Mine is Canada’s only primary producer of platinum group metals and is among the largest open-pit/underground palladium mining operations in the world. The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Project in Finland. Palladium’s catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewellery market, while continuing to have widespread application in the dental, electronics and chemical sectors.

For further information, please contact:
James Excell - President & CEO
Tel: (416) 360-7971 ext. 223
email: jexcell@napalladium.com

Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-7971 ext. 226
email: dyoshimatsu@napalladium.com